UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the fiscal year ended December 31, 2012
or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the transition period from _________________ to ___________________

 Commission file number 0-21513

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

DXP ENTERPRISES, INC. 401(k) RETIREMENT PLAN

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DXP Enterprises, Inc.
7272 Pinemont
Houston, Texas 77040

TABLE OF CONTENTS
Page

Report of Independent Registered Public Accounting Firm	3

Statements of Net Assets Available For Benefits	4

Statement of Changes in Net Assets Available For Benefits	5

Notes to Financial Statements	6 -13

Supplemental Information:

Schedule of Assets (Held at Year End)	14

Signatures	16

Exhibit Index	17

Report Of Independent Registered Public Accounting Firm

To the Plan Administrator for DXP Enterprises, Inc. 401(k) Retirement Plan
Houston, Texas

We have audited the accompanying statements of net assets available for benefits of the DXP Enterprises, Inc. 401(k) Retirement Plan (the "Plan") as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

EEPB P.C.
Houston, Texas
July 1, 2013

DXP ENTERPRISES, INC. 401(k) RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(in thousands)

	December 31, 2012	December 31, 2011

ASSETS

Investments:
Interest bearing cash	$ 746	$ 413
Mutual funds	65,552	48,483
Common stock	5,516	3,487
Common collective trust	312	-
Guaranteed investment contracts	-	14,157
Pooled separate accounts	15,437	-
Total investments	87,563	66,540

Accounts receivable:
Employee contributions	-	380
Employer contributions	-	123
Total accounts receivable	-	503

Notes receivable from plan participants	1,629	1,458

Total assets	89,192	68,501

LIABILITIES

Excess contributions payable	-	63

Total liabilities	-	63

NET ASSETS REFLECTING INVESTMENTS AT FAIR VALUE	89,192	68,438
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(158)	(1,028)
NET ASSETS AVAILABLE FOR BENEFITS	$ 89,034	$ 67,410

The accompanying notes are an integral part of these financial statements.

DXP ENTERPRISES, INC. 401(k) RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(in thousands)

December 31, 2012

ADDITIONS TO NET ASSETS

Net appreciation (depreciation)	$ 5,621
Dividends, interest and other income	5,063
Employee contributions	6,758
Employer contributions	1,822
Rollover contributions	983
Sub-total addition to net assets	20,247

Transfers from plan mergers	5,646

Total additions to net assets	25,893

DEDUCTIONS TO NET ASSETS

Benefit payments to plan participants	4,248
Plan expenses	21
Total deductions to net assets	4,269

Net change in plan equity	21,624

Plan equity, beginning of year	67,410
Plan equity, end of year	$ 89,034

The accompanying notes are an integral part of these financial statements.

DXP ENTERPRISES INC. 401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012 AND 2011

NOTE 1 – DESCRIPTION OF THE PLAN

DXP Enterprises, Inc. 401(k) Retirement Plan (the "Plan") was established January 1, 1991 and is a qualified plan covering all of the eligible employees of DXP Enterprises, Inc. and its subsidiaries (the “Company”, or “Plan Sponsor”) as defined by Section 401(a) of the Internal Revenue Code and contains a provision for salary reduction contributions under Section 401(k) of the Internal Revenue Code. The Plan is also subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The following description provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Eligibility

Effective January 1, 1996, all employees of the Company are eligible to join the Plan on January 1, April 1, July 1, or October 1 following the hire date with the Company.

Contributions

Employees may elect to contribute 1% to 80% of their eligible salary to the Plan. Effective July 1, 2006, the Plan was amended to provide for an automatic enrollment contribution of 3% of their eligible salary for eligible employees who have not submitted deferral election forms. Employees may direct their contributions to various investment alternatives. Contributions for each employee are limited in any calendar year to an amount which is adjusted annually by the Internal Revenue Service. For 2012 and 2011, the maximum contribution allowed for each employee was $17,000 and $16,500, respectively. Additionally, participants who attain the age of 50 during the plan year may make “catch up” contributions of up to $5,500 in both 2012 and 2011. Participants may also contribute amounts representing distributions transferred from other qualified plans. The Company contributes 50% of employee contributions up to 4% of employee compensation. The Company, at the discretion of the Board of Directors, may also make a profit sharing contribution to the Plan during the year. No discretionary profit sharing contributions were made by the Company for 2012 and 2011.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, (a) the Company’s contribution and (b) investment income or loss less expenses. Income or loss for each of the investment directives is allocated to the participants' accounts on a daily basis, and is based on the relative units of participation. Benefits paid to participants under the Plan are limited to the vested balance in each participant’s account.

Vesting and Payment of Benefits

All participant contributions vest immediately. Company contributions vest according to the following schedule:

Years of Service	Percentage Vested
Less than 2	- %
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 or more	100%

The normal retirement age under the Plan is 55; however, benefits may be distributed during employment under hardship provisions. Additionally, participants who have attained the age of 59 ½ may receive distributions during employment. If death or permanent disability occurs during employment, an employee's entire account becomes fully vested. Participants may elect to receive distributions in a lump sum or equal installments. Installments are required for employees over the age of 70 ½ to meet the minimum distribution requirements of Internal Revenue Code regulations. Separating participants may elect to rollover their account into another plan, as permitted by Internal Revenue Service regulations.

Notes Receivable from Participants

Participants may borrow a portion of the vested balance of their account, subject to a maximum of $50,000. Notes receivable bear interest at reasonable interest rates and are secured by the participant's account. Notes receivable are valued at amortized cost, which approximates fair value. Principal and interest is paid ratably through payroll deductions.

Forfeitures

Amounts which are forfeited due to termination of employment are used to reduce the Company's matching contribution under the Plan. Forfeited amounts for the years ended December 31, 2012 and 2011 were $0.2 million and $0.1 million, respectively.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements of the Plan are presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared using the contract value basis for fully benefit-responsive investment contracts.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities at the date of the financial statements and the reported changes in net assets during the reporting period. In the opinion of management, all adjustments necessary in order to make the financial statements not misleading have been included. Actual results could differ from those estimates.

Investments

The Plan’s investments are valued at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 11 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade date basis.

Reclassification

Certain reclassifications have been made to the 2011 balances to conform to the 2012 presentation.

NOTE 3 – INCOME TAXES

Under Internal Revenue Service Announcement 2001-77, when such providers receive a favorable determination letter from the Internal Revenue Service regarding the qualification of the Plan document for tax exempt status, an adopting Plan may rely on this opinion letter. The Plan administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 4 – RISKS AND UNCERTANTIES

Plan participants make choices regarding their investments in securities, and are exposed to risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible those reductions in value can occur in the near term and that such changes could materially affect participant account balances reported in the statement of net assets available for benefits.

NOTE 5 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan sponsor has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, each participant's account balance becomes 100% vested.

NOTE 6 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the Form 5500 to the financial statements (in thousands):

	December 31,
	2012	2011
Net assets, Form 5500	$ 89,034	$ 66,970
Contributions receivable	-	503
Excess contribution payable	-	(63)
Net assets, statement of net assets available for benefits	$ 89,034	$ 67,410

NOTE 7 – ADMINISTRATION AND INVESTMENTS

Administration

During 2012, the Plan Sponsor switched plan administrators from ING Life Insurance and Annuity Company (“ING”) to Fidelity Investments (“Fidelity”). Among other duties, Fidelity receives contributions, invests and reinvests the Plan's assets, collects income and makes distributions as directed by the Plan Sponsor. Certain administrative functions are performed by the Plan Sponsor. The Plan does not compensate the Plan Sponsor for these services or other expenses paid for by the Plan Sponsor.

The following are investments that represent 5% or more of the Plan’s net assets (in thousands):

	December 31,
	2012	2011

NYL Anchor Account	$ 15,279	$ -
FID Contrafund	9,355	-
NB Mid Cap Grwth Inst	8,450	-
FID Total Bond	7,034	-
Harbor Intl Inst	7,020	-
Vanguard 500 Idx Sig	4,600	-
DXP Enterprises Stock	4,434	-
ING Fixed Account	-	13,129
American Funds EuroPacific (R4)	-	3,592
American Funds Growth Fund (R4)	-	4,421
ING FMR Div Mid Cap Port-Svc	-	3,553
ING Intermediate Bond Fund	-	4,744
T. Rowe Price Mid-Cap Gr. Fund	-	3,794
ING Stock Index Port Service 2	-	3,310
Ameritrade- SF Dir Brge Acct	-	3,907
All others less than 5% or more of the Plan’s net assets	31,233	25,062
TOTAL	$ 87,405	$ 65,512

Investment income (loss) is as follows (in thousands):

Year Ended December 31,
2012

NYL Anchor Account	57
FID Contrafund	101
NB Mid Cap Grwth Inst	472
FID Total Bond	76
Harbor Intl Inst	144
Vanguard 500 Idx Sig	32
DXP Enterprises Stock	4
ING Fixed Account	1,549
American Funds EuroPacific (R4)	470
American Funds Growth Fund (R4)	508
ING FMR Div Mid Cap Port-Svc	396
ING Intermediate Bond Fund	419
ING T. Rowe Price Grwth Equity Port 1	602
ING Stock Index Port Service 2	316
Ameritrade- SF Dir Brge Acct	1,686
All others	3,852
TOTAL	$ 10,684

During 2012, the average yield for an investment in the NYL Anchorage account was approximately 2.5%.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Plan invests in mutual funds that are managed by Fidelity, who is also the custodian for the Plan. During both 2012 and 2011, the Plan had invested in mutual funds that were managed by ING, the Plan’s former custodian for the Plan.  Fees paid by the Plan for the investment management services that were provided by both Fidelity and ING are included in net appreciation in fair value of investments. The Plan believes these fees are not significantly different than those that would be charged by other managers of pension assets. During the year ended December 31, 2012 the Plan also paid $21,365 to both Fidelity and ING in administration fees that are included in administrative expenses.

NOTE 9 – PLAN MERGERS

On October 30, 2012, the Board of Directors (BOD) of the Company adopted a resolution to merge the retirement plan of Kenneth Crosby (a Company acquired by the Plan Sponsor) with the Plan. The transferred net assets have been recognized in the accounts of the Plan as of November 1, 2012, at their balances as previously carried in the accounts of the Kenneth Crosby 401(k) Retirement Savings Plan.  The changes in net assets of the combined plans are included in the accompanying statement of changes in net assets available for benefits.

On May 2, 2012, the BOD of the Company adopted a resolution to merge the retirement plan of C.W. Rod Tool Company (a Company acquired by the Plan Sponsor) with the Plan. The transferred net assets have been recognized in the accounts of the Plan as of June 1, 2012, at their balances as previously carried in the accounts of the C.W. Rod Tool Co., Inc. Profit Sharing Plan.  The changes in net assets of the combined plans are included in the accompanying statement of changes in net assets available for benefits.

A summary of the transferred net assets is as follows (in thousands):

Year Ended December 31,
2012

Investments, at fair value	$ 5,613
Participant loans	33
Transferred net assets	$5,646

NOTE 10 – UNCERTAIN TAX POSTITIONS

The Plan did not have unrecognized tax benefits as of December 31, 2012 and does not expect this to change significantly over the next twelve months. The Plan will recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of December 31, 2012, the Plan has not accrued interest or penalties related to uncertain tax positions. The Plan remains subject to income tax examination for tax years 2009 and beyond.

NOTE 11 - FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Authoritative guidance for financial assets and liabilities measured on a recurring basis applies to all financial assets and financial liabilities that are being measured and reported on a fair value basis. Fair value, as defined in the authoritative guidance, is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance affects the fair value measurement of an investment with quoted market prices in an active market for identical instruments, which must be classified in one of the following categories:

Level 1 Inputs

Level 1 inputs come from quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 Inputs

Level 2 inputs are other than quoted prices that are observable for an asset or liability. These inputs include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 Inputs

Level 3 inputs are unobservable inputs for the asset or liability which require the Company’s own assumptions.

Financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Guaranteed investment contract: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer (See Note 7).

Collective trust: Valued at the net asset value of units of a bank collective trust. The NAV is based on the fair value of the underlying investments held by the fund less its’ liabilities. In accordance with the terms of the plan of trust, the net asset value of the fund is determined daily. Units are issued and redeemed at the latest net asset value. Also, in accordance with the plan of trust, net investment income, if any, and realized and unrealized gains on investments are not distributed. Units may be redeemable at the current NAV at any time without penalty.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Pooled separate accounts: Pooled separate accounts are stated at fair value as determined by observable Level 1 quoted pricing inputs or by quoted prices for similar assets in active or non-active markets. While some pooled separate accounts may have publicly quoted inputs (Level 1), the account values of separate accounts are not publicly quoted and are therefore classified as Level 2 investments. The fair values of the Plan’s interests in pooled separate accounts are based upon the net asset values of the funds as reported by the Plan custodian and as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date. Each of the pooled separate accounts invests in a single, open-ended mutual fund which is generally identified in the name of the pooled separate account. The investment strategies of these pooled separate accounts are consistent with each of the mutual funds identified in the name of the fund. Each pooled separate account provides for daily redemptions by the Plan with no advance notice requirements, and has redemption prices that are determined by the fund’s net asset value per unit.

Mutual funds: Valued at the NAV of shares held by the plan at year end.

The following tables summarize the valuation of the Plan’s financial instruments by fair value levels (in thousands):

	As of December 31, 2012
	Level 1	Level 2	Level 3	Total
Interest bearing cash	$ 746	$	$	$ 746
Mutual Funds:
Large U.S. equity	30,700	-	-	30,700
Mid U.S. equity	11,822	-	-	11,822
Small U.S. equity	1,273	-	-	1,273
International equity	8,638	-	-	8,638
Balanced/Asset allocation	3,654	-	-	3,654
Fixed income	9,433	-	-	9,433
Specialty U.S. equity	32	-	-	32
Common collective trust	-	312	-	312
Common Stock:
DXP Common Stock	4,434	-	-	4,434
Common stock	1,082	-	-	1,082
Pooled separate accounts
Fixed income	-	15,437	-	15,437
Total	$ 71,814	$ 15,749	$ -	$ 87,563

	As of December 31, 2011
	Level 1	Level 2	Level 3	Total
Interest bearing cash	$ 413	$ -	$ -	$ 413
Mutual Funds:
Large U.S. equity	14,277	-	-	14,277
Mid U.S. equity	8,267	-	-	8,267
Small U.S. equity	3,168	-	-	3,168
International equity	7,187	-	-	7,187
Balanced/Asset allocation	9,934	-	-	9,934
Fixed income	5,569	-	-	5,569
Specialty U.S. equity	81	-	-	81
Common Stock	3,487	-	-	3,487
Guaranteed investment contracts	-	-	14,157	14,157
Total	$ 52,383	$ -	$ 14,157	$ 66,540

The following tables set forth a summary of changes in the fair value of the plan’s level 3 assets for the year ended December 31, 2012 for the guaranteed investment contracts (in thousands):

For the Year Ended December 31, 2012	Guaranteed Investment Contracts

Balance, beginning of year	$ 14,157
Total losses included in changes in net assets available for benefits	(1,029)
Purchases, issues, sales, and settlements:
Purchases	1,717
Issuance	(1,059)
Settlements (net)	(13,786)
Balance, end of year	$ -

NOTE 12 – GUARANTEED INVESTMENT CONTRACT

The Plan was invested in a fully benefit-responsive guaranteed investment contract with ING Life Insurance and Annuity Company (ING). ING maintained the contributions in a general account. The account was credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer was contractually obligated to repay the principal and a specified interest rate that was guaranteed to the Plan.

Because the guaranteed investment contract was fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. The guaranteed investment contract is presented on the face of the statement of net assets available for benefits at fair value with an adjustment to contract value in arriving at net assets available for benefits. Contract value, as reported to the Plan by ING, represents contributions made under the contract, plus earnings, less participant withdrawals, and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract at December 31, 2011 was $14,157. The contract was terminated during 2012 in conjunction with the change in Plan Administrator as described in Note 7. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than 3 percent. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator believes that any events that would limit the Plan's ability to transact at contract value with participants are probable of not occurring.

NOTE 13 – SUBSEQUENT EVENTS

We have evaluated subsequent events through the date the consolidated financial statements were filed with the Securities and Exchange Commission. There were no subsequent events that required recognition for disclosure.

DXP ENTERPRISES, INC. 401(k) RETIREMENT PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT YEAR END)

EIN – 76-0509661     PLAN #002

(a)	Identity of Issuer, Borrower, Lessor, or Similar Party (b)	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity (c)	Cost *(d)	Value As of December 31, 2012 (e)
**	FID Contrafund	120,600 shares	N/A	$ 9,354,982
**	FID Low Priced Stk	2,039 shares	N/A	80,551
**	FID High Income	20,408 shares	N/A	190,617
**	FID Retire MMKT	1,598,095 shares	N/A	1,598,096
**	FID Total Bond	642,382 shares	N/A	7,034,085
	BROKERAGELINK	1,828,394 shares	N/A	1,828,395
	NYL Anchorage Account	Pooled separate account	N/A	15,279,020
	AM Cent Govt Bd Inst	4,876 shares	N/A	55,840
	Harbor Intl Inst	112,999 shares	N/A	7,019,529
	TRP Retirement 2015	216,997 shares	N/A	2,794,927
	TRP Retirement 2025	304,497 shares	N/A	3,995,003
	TRP Retirement 2035	207,154 shares	N/A	2,771,721
	TRP Retirement 2045	203,199 shares	N/A	2,582,668
	OPP Developing Mkt Y	1,981 shares	N/A	69,104
	TRP Retirement 2055	311 shares	N/A	3,283
	TRP Retirement 2050	836 shares	N/A	8,918
	INVS Divrs Divd R5	274,070 shares	N/A	3,691,732
	Vanguard 500 IDX Sig	42,391 shares	N/A	4,600,292
	VANG Mid Cap IDX Sig	36 shares	N/A	1,165
	VANG Sm Cap IDX Sig	22,364 shares	N/A	780,977
	VANG Tot Stk Mkt Sig	8,543 shares	N/A	293,971
	VANG Reit IDX Sig	1,296 shares	N/A	32,274
	VANG Bal IDX Sig	153,380 shares	N/A	3,605,965
	All/Bern SmCp Grth I	5,000 shares	N/A	195,451
	VANG Lifest Growth	468 shares	N/A	10,912
	VANG Lifest Income	20 shares	N/A	288
	VANG Lifest Mod Growth	1,782 shares	N/A	36,629
	WF Stable Value	6,635 shares	N/A	312,921
	JPM Midcap Value IS	117,490 shares	N/A	3,289,552
	TRP Retirement Income	28,089 shares	N/A	391,849
	TRP Retirement 2040	774 shares	N/A	14,792
	TRP Retirement 2030	15,946 shares	N/A	300,704
	TRP Retirement 2020	11,738 shares	N/A	209,877
	TRP Retirement 2010	5 shares	N/A	95
	AM Cent Eq Grth Inst	3,078 shares	N/A	75,422
	DLWR Sm Cap Val Inst	6,987 shares	N/A	296,320
	VANG Infl Prot Adm	5,700 shares	N/A	162,685
	ALZGI NFJ Intl VL IS	72,110 shares	N/A	1,548,217
	OPPHMR Intl Grth Y	30 shares	N/A	927
	NB Mid Cap Grwth Inst	725,360 shares	N/A	8,450,453
	DXP Enterprises Stck	90,356 shares	N/A	4,434,723
***	Participant Loans	4% - 10% ***	N/A	1,629,122
				$ 89,034,054

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT YEAR END) (continued)

See accompanying auditors’ report.

* Participant-directed investment programs may omit cost basis data

** Party in interest

*** Secured by each Participant’s accounts

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DXP ENTERPRISES, INC. 401(k) RETIREMENT PLAN

By:            /s/ Mac McConnell
                Mac McConnell
                       Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

No.           Description

23.1	Consent of Independent Registered Accounting Firm